

July 5, 2011

Via E-mail
John A. Stadler
Chairman and Interim Chief Executive Officer
AgFeed Industries, Inc.
100 Bluegrass Commons Boulevard, Suite 310
Hendersonville, TN 37075

> **Re: AgFeed Industries, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 30, 2011**
> **File No. 001-33674**

Dear Mr. Stadler:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include separate resolutions providing shareholders with an advisory vote to approve the compensation of your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, and whether the shareholder vote should be held every 1, 2, or 3 years. Alternatively, tell us why you are not required to comply with Exchange Act Rule 14a-21 at this time. Refer to Item 24 of Schedule 14A, Exchange Act Rule 14a-21(a)-(b). For additional guidance, see Securities Act Release 33-9178.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 if you have any questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief